SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87 NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JULY 30, 2019

I.  Date, Time and Place: July 30, 2019, at 12 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, City of São Paulo and State of São Paulo.

II.    Calling and Attendance: Dismissed, due to the attendance of all members of the Company’s Board of Directors, pursuant to Article 19 of the Company’s bylaws.

III.  Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Richard F. Lark, Jr., to act as secretary of the meeting.

IV.   Agenda: To pass resolutions on the homologation of the partial subscription of the subscription warrants for preferred shares, registered and nominative, with no par value and no voting rights, except as provided in the Company’s bylaws, issued by the Company upon  the payment of the subscription price of R$13.04, as approved by the Board of Directors on April 26, 2019, (“Warrants”) and the cancellation of Warrants not subscribed to by July 1, 2019.

V.  Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote the homologation of the partial subscription of 56,052,996 Warrants, provided that (a) 30,116,346 Warrants were subscribed to between May 8, 2019 and June 10, 2019 (“Preemptive Rights Period”); and (b) 4,662,134 Warrants were subscribed to between June 25, 2019 and July 1, 2019 (“Remaining Warrants Subscription Period”), thus, 21,274,516 Warrants, which were not subscribed to during the Preemptive Rights Period and the Remaining Warrants Subscription Period, are hereby cancelled.

VI.  Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Richard F. Lark, Jr., as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, July 30, 2019

Constantino de Oliveira Junior Chairman	Richard F. Lark, Jr. Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.